Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), April 4, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the sixth tranche of the common share buyback program announced on March 3, 2022 (“Sixth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
28/03/2022	EXM	4,213	194.7084	820,306.50
29/03/2022	EXM	6,358	197.5759	1,256,187.40
30/03/2022	EXM	7,300	199.5787	1,456,924.55
31/03/2022	EXM	6,586	200.2408	1,318,785.75
01/04/2022	EXM	8,246	199.2627	1,643,120.05
Total	—	32,703	198.6155	6,495,324.25

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of the Sixth Tranche of the buyback program dated March 3, 2022 till April 1, 2022, the total invested consideration has been:
•Euro 32,314,842.55 for No. 175,175 common shares purchased on the EXM
•USD 9,990,538.84 (Euro 9,133,362.89*) for No. 52,571 common shares purchased on the NYSE.

As of April 1, 2022, the Company held in treasury No. 10,655,951 common shares equal to 4.14% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 1, 2019 until April 1, 2022, the Company has purchased a total of 5,536,233 own common shares on EXM and NYSE, excluding transactions for Sell to Cover, for a total consideration of Euro 844,868,771.99.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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